Investment Office	(916) 795-3400 phone (916) 796-2842 fax	www.calpers.ca.gov

March 30, 2010

Dear Graco Inc. Shareowner:

VOTE “FOR” PROPOSAL #4, MAJORITY VOTING FOR GRACO’S BOARD

We are writing to urge you to vote FOR Proposal #4 at Graco Inc.’s April 23, 2010 annual meeting. CalPERS is the nation’s largest public pension fund with approximately $205 billion in assets. As of February 22, 2010, the record date, CalPERS owned approximately 218,000 shares of Graco common stock. As a significant long-term shareowner of Graco, we seek your support on Proposal #4, a nonbinding shareowner proposal asking the Board of Directors to amend the Company’s articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections. CalPERS urges Graco shareowners to vote “FOR” Proposal 4.

BOARD ACCOUNTABILITY SHOULD APPLY TO COMPANIES OF ALL SIZES

A majority voting standard holds corporate directors accountable for company performance. The outdated plurality voting structure is rapidly being replaced with majority voting for director elections in uncontested elections. Approximately 71% of the S&P 500 has adopted some form of majority voting – an indication of the current direction of good corporate governance – and a trend that does not apply to large companies alone. Currently, there are a growing number of small to mid-sized companies that are adopting some form of a majority vote standard.

GRACO INC. STOCK UNDERPERFORMANCE

Ending 2/26/2010	Graco Inc (GGG)	Russell 1000 Index	Relative Return Russell 1000 Index	Machinery GICS Industry Peer Group	Relative Return Industry Peer Group
5 years	-21.5%	3.9%	-25.4%	58.9%	-80.4%
3 years	-27.2%	-15.7%	-11.5%	7.0%	-34.2%
1 year	66.4%	55.3%	11.1%	107.4%	-40.9%
Source: Factset

CalPERS Public Employees’ Retirement System Shareowner Alert

CORPORATE GOVERNANCE CONCERNS

CalPERS believes fully accountable corporate governance structures produce, over the long-term, the best sustainable returns to shareowners. As evidenced by the company’s significant relative underperformance, the current corporate governance structure, in CalPERS opinion, insulates the Board from shareowner accountability. To date, Board has failed to adopt current best practices for good corporate governance by:

•	Not implementing majority voting for director elections
•	Failing to declassify the board of directors
•	Not removing its supermajority voting requirements
•	Failing to either remove or seek shareowner approval of a poison pill

VOTE “FOR” ACCOUNTABILITY, VOTE "FOR" PROPOSAL #4

We urge you to vote FOR proxy proposal #4, our request that Graco take the steps necessary to institute a majority-voting requirement for the election of directors.

Thank you for your support on this very important issue.

Very truly yours,

Anne Simpson
Senior Portfolio Manager – CalPERS Global Equity

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. Please do not send CalPERS your proxy card, but return it to Graco Inc. using the instructions provided in the company proxy material.

For additional information, please contact our solicitor George Garland with Garland Associates, Inc. Tel: 561-366-1165

CalPERS Public Employees’ Retirement System Shareowner Alert